Amendment 2 to SAMBULAR ASSET PURCHASE AGREEMENT

THIS AMENDMENT TO PURCHASE AND SALE AGREEMENT (this "Amendment"), dated as of 16th of November 2021, is entered into by and between Sambular Logistics a.s, a Czech Entity ("Seller"), and Euro Dot Inc., a Wyoming entity ("Buyer").

Recitals

WHEREAS, Seller and Buyer entered into that certain Purchase and Sale Agreement, dated as of 1th of February 2021 (the "Agreement"), for the purchase and sale Sambular s.r.o., as more particularly set forth in the Agreement; and WHEREAS, due to conditions arising from the novel coronavirus (COVID-19) pandemic, the parties have mutually agreed to modify certain of Seller's obligations with respect to the Agreement

NOW, THEREFORE, for good and valuable consideration, the adequacy of which is acknowledged by the parties, Buyer and Seller hereby agree as follows:

Seller hereby acknowledges that Buyer has extended termination clause as specified in paragraph 11 the agreement from February 2021 to end of 15th of February 2022 with $1 million due on that date, $1 million on or about March 31, 2022, and the balance of 4.1 million on or about July 31, 2022.

BUYER

/ss/ David Stybr

David Stybr, President of Euro Dot, Inc.

SELLER

/ss/ Karel Cvejn

Karel Cvejn on behalf of Sambular Logistics a.s.